UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13G

                               (Amendment No. __)

                    Under the Securities Exchange Act of 1934

                          Sorrento Networks Corporation
                          -----------------------------
                                (Name of issuer)

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of class of securities)

                                    83586Q209
                                 --------------
                                 (CUSIP number)

                                  June 4, 2003
             -------------------------------------------------------
             (Date of Event which requires filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

------------------                                             -----------------
CUSIP No.83586Q209                     13G                     Page 2 of 8 Pages
------------------                                             -----------------

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Sorrento Holdings L.L.C.
         13-4108540
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
--------------------------------------------------------------------------------
NUMBER OF SHARES      5      SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH                0
REPORTING            -----------------------------------------------------------
PERSON WITH           6     SHARED VOTING POWER

                            719,604
                     -----------------------------------------------------------
                      7     SOLE DISPOSITIVE POWER

                            0
                     ------ ----------------------------------------------------
                      8     SHARED DISPOSITIVE POWER

                            791,604
--------------------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         719,604*

--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                      [ ]
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         8.7%**
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

* Included in this figure are (1) $957,351 of 7.5% Senior Convertible Debentures due August 2, 2007 of Sorrento Networks Corporation (the "7.5% Debentures") convertible into 176,633 shares of common stock, par value $.001 per share of Sorrento Networks Corporation (the "Common Stock") and
     (2) 614,971 shares of Common Stock.
** The percentage reflects the adjustment of outstanding shares to include the number of shares of Common Stock which would be receivable by the Reporting Person if all of the Debentures attributable to the Reporting Person were converted into Common Stock.

------------------                                             -----------------
CUSIP No.83586Q209                     13G                     Page 3 of 8 Pages
------------------                                             -----------------

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Harch Capital Management
         65-0690691
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       CITIZENSHIP OR PLACE OF ORGANIZATION

         Florida
--------------------------------------------------------------------------------
NUMBER OF SHARES      5      SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH                0
REPORTING            -----------------------------------------------------------
PERSON WITH           6      SHARED VOTING POWER

                             719,604
                     -----------------------------------------------------------
                      7      SOLE DISPOSITIVE POWER

                             0
                     ------ ----------------------------------------------------
                      8      SHARED DISPOSITIVE POWER

                             719,604
--------------------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         719,604*
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                      [ ]
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         8.7**
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

* Harch Capital Management owns directly no shares of Common Stock. Pursuant to the terms of the Limited Liability Company Agreement of Sorrento Holdings L.L.C., the managers of Sorrento Holdings L.L.C. (the "Managers") share all voting and dispositive power with respect to the securities held by Sorrento Holdings L.L.C. The Managers are appointed by Harch Capital
     Management. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, Harch Capital Management may be deemed to beneficially own 719,604 shares of Common Stock. Harch Capital Management disclaims beneficial ownership of the shares of Common Stock reported on the preceding cover pages as beneficially owned by Sorrento Holdings L.L.C. Included in this figure are (1) $957,351 of 7.5% Debentures convertible into 176,633 shares of Common Stock reported by Sorrento Holdings L.L.C. on the preceding cover page and (2) 614,971 shares of Common Stock reported by Sorrento Holdings L.L.C. on the preceding cover page.

** The percentage reflects the adjustment of outstanding shares to include the number of shares of Common Stock which would be receivable by the Reporting Person if all of the Debentures attributable to the Reporting Person were converted into Common Stock.

Item 1(a). Name of Issuer:

          Sorrento Networks Corporation (the "Issuer").

Item 1(b). Address of Issuer's Principal Executive Offices:

          The address of the Issuer's principal executive offices is 9990 Mesa Rim Road, San Diego, California 92121.

Item 2(a). Name of Person Filing:

          This statement is filed on behalf of Sorrento Holdings L.L.C. ("Sorrento") and Harch Capital Management ("Harch" and, together with Sorrento, the "Reporting Persons").

Item 2(b). Address of Principal Business Office or, if none, Residence:

          Sorrento's principal business address is 621 N.W. 53rd Street, Suite 620, Boca Raton, Florida 22487.

          Harch's principal business address is 621 N.W. 53rd Street, Suite 620, Boca Raton, Florida 22487.

Item 2(c). Citizenship:

          The citizenship or place of organization of the Reporting Persons is set forth on the applicable cover page.

Item 2(d). Title of Class of Securities:

          The title of the securities is common stock, par value $.001 per share.

Item 2(e). CUSIP Number:

          The CUSIP number of the Common Stock is set forth on each cover page.

Item 3.    If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
          (c), check whether the person filing is a:

          (a)[ ] Broker or dealer registered under section 15 of the Act;

          (b)[ ] Bank as defined in section 3(a)(6) of the Act;

          (c)[ ] Insurance Company as defined in section 3(a)(19) of the Act;

          (d)[ ] Investment Company registered under section 8 of the Investment Company Act of 1940;

          (e)[ ] An investment adviser in accordance with Rule 13d-1
                (b)(1)(ii)(E);

          (f)[ ] An employee benefit plan, or endowment fund in accordance with Rule 13d-1 (b)(1)(ii)(F);

          (g)[ ] A parent holding company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G);

          (h)[ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act;

          (i)[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

          (j)[ ] Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

          If this statement is filed pursuant to Rule 13d-1 (c), check this box. [X]

Item 4.   Ownership.

          (a)  Amount beneficially owned:

               Each of the Reporting Persons owns the amount of the Common Stock as set forth on the applicable cover page.

          (b)  Percent of class:

               Each of the Reporting Persons owns the percentage of the Common Stock as set forth on the applicable cover page.

          (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote:

                    None.

               (ii) shared power to vote or to direct the vote:

                    The Reporting Persons share the power to vote or direct the vote of the Common Stock as set forth on the applicable cover page.

               (iii) sole power to dispose or to direct the disposition of:

                    None.

               (iv) shared power to dispose or to direct the disposition of:

                    The Reporting Persons share the power to dispose or direct the disposition of the Common Stock as set forth on the applicable cover page.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. We agree that this Schedule 13G is being filed on behalf of each of Sorrento and Harch.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 13, 2003


                                           SORRENTO HOLDINGS L.L.C.

                                           /s/ Michael E. Lewitt
                                           -------------------------------------
                                           By:     Michael E. Lewitt
                                           Title:  Authorized Signatory

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 13, 2003

                                           HARCH CAPITAL MANAGEMENT

                                           /s/ Michael E. Lewitt
                                           -------------------------------------
                                           By:     Michael E. Lewitt
                                           Title:  President

                                      -8-